UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-02413

 Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Canadian National Railway Company

Table of Contents

Item

1.	CN’s Notice of Record and Annual Meeting

Date: February 8, 2013	1500 University Street, Suite 700 Montreal QC, H3A 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: Canadian National Railway Company

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	06/03/2013
Record Date for Voting :	06/03/2013
Beneficial Ownership Determination Date :	06/03/2013
Meeting Date :	23/04/2013
Meeting Location :	Edmonton, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	136375102	CA1363751027

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for Canadian National Railway Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	February 8, 2013	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel